U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

_XX__     Check box if no longer subject to Section 16.
          Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.  Name and Address of Reporting Person          Rick Tuberosa
                                                  6507 King Palm Way
                                                  Apollo Beach,  FL  33572

2.  Issuer Name and Ticker or Trading Symbol      Network Systems International,
                                                  Inc. (NESI)

3.  IRS Number of Reporting Person, if an
    Entity (Voluntary)                            ###-##-####

4.  Statement for Month, Year                     February, 2000

5.  If Amendment, Date of Original                N/A

6.  Relationship of Reporting Person to Issuer    Former Director
          (Check all applicable)

7.  Individual or Joint/Group Filing             _x_ Form filed by one ReportinG
                                                     Person
          (Check Applicable Line)                ___ Form filed by more than one
                                                     Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                            Common Stock

2.  Transaction Date    (Month/Day/Year)         February, 2000

3.  Transaction Code (Instr. 8)                  Code:

4.  Securities Acquired (A) or Disposed of (D)   Amount:
                                                 Price:

5.  Amount of Securities Beneficially
    Owned at End of Month                        104,229

6.  Ownership form:                              (D) 500
    Direct (D) or Indirect (I)                   (I) 103,729

7.   Nature of Indirect                          Mr. Tuberosa is owner-operator
     Beneficial Ownership                        and majority shareholder of
                                                 Palm State Equities, Inc. and
                                                 holds the stock as
                                                 beneficial owner of such
                                                 shares, including shares
                                                 held indirectly by Mr.
                                                 Tuberosa's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                 N/A

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                             Code:
                                                 V:
5.  Number of Derivative Securities Acquired (A)
    Or Disposed of (D)

6.  Date Exercisable and Expiration Date         Date Exercisable:
     (Month/Day/Year)                            Expiration Date:

7.  Title and Amount of Underlying Securities    Title:
                                                 Amount of Number of Shares:
8.  Price of Derivative Security

9.   Number of Derivative Securities Beneficially
     Owned at End of Month

10.  Ownership form of Derivative Security:  Direct (D)
     Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership

Signature of Reporting Person

/s/ Rick Tuberosa

Rick Tuberosa
Date:  March 9, 2000